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                  [Letterhead of Luse Gorman Pomerenk & Schick]




(202) 274-2030                                           rgarabedian@luselaw.com

December 17, 2004

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        RE:     OC FINANCIAL, INC.
                REGISTRATION STATEMENT ON FORM SB-2
                -----------------------------------

Ladies and Gentlemen:

        Pursuant to Rule 101 of Regulation S-T and on behalf of OC Financial, Inc. (the "Registrant"), we are transmitting by EDGAR under the Securities Act of 1933 (the "Securities Act") the Registrant's Registration Statement on Form SB-2, including exhibits (the "Registration Statement"). The registration fee of $934 has been calculated in accordance with Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, and was transmitted to the Securities and Exchange Commission by wire transfer in accordance with Rule 13 of Regulation S-T.

        The Registration Statement relates to the issuance by the Registrant of its shares of common stock, par value $0.01 per share, in connection with the mutual to stock conversion of Ohio Central Savings and the formation of the Registrant as its holding company.

        If you have any questions or comments, please contact the undersigned at
(202) 274-2030 or Benjamin Azoff at (202) 274-2010.

                                                Very truly yours,

                                                /s/ Richard Garabedian

                                                Richard Garabedian

Enclosures
cc:     Robert W. Hughes, President and
        Chief Executive Officer